June 5, 2019

Vivid Sehgal
Chief Financial Officer
Delphi Technologies PLC
One Angel Court, 10th Floor
London, EC2R 7HJ

       Re: Delphi Technologies PLC
           Form 10-K for the Year Ended December 31, 2018
           Response dated May 23, 2019
           File No. 001-38110

Dear Mr. Sehgal:

       We have reviewed your May 23, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 14, 2019 letter.

Response dated May, 23, 2019

Form 10-K for the Year Ended December 31, 2018

1. We note from your response to our prior comment 1 that ICE and E&E products are major product groups within the Powertrain Systems operating segments. Please tell us why you have not disclosed disaggregated revenue further by these two major product groups in light of ASC 606-10-55-91 (c) and consideration of the guidance in ASC 606-10-55-90 (a)
      since you disclose this disaggregation in your earnings slides supporting your earnings calls.
 Vivid Sehgal
Delphi Technologies PLC
June 5, 2019
Page 2
2. We note from your response to our prior comment 1 that you believe that the Powertrain
         Systems and Aftermarket segments are your only operating segments. Please provide us the following information:
           Tell us the title and role of each individual who reports directly to the CODM. As part of your response, please tell us if there is an individual responsible for segments/units/divisions under the Powertrain or Aftermarket segments. If so, describe their role and who they report to;
           Describe the basis for determining the compensation for each of the individuals that report to the CODM;
           Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
           Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
           Describe in detail the information regularly provided to the CODM and how frequently it is prepared. In this regard, we note from your response that the monthly internal reporting package includes limited revenue and profitability measures for ICE and E&E. Please expand on the nature of all information provided, as well as tell us how the CODM uses, or plans to use this information in the future, given that it is a newly appointed CODM. Also, please provide us the profit margins for ICE and E&E for the quarter ended March 31, 2019, as well as the years ended December 31, 2018,
             2017 and 2016;
           Describe the information regularly provided to the Board of Directors and how frequently it is prepared; and
           Please identify for us the reporting units used for your goodwill impairment test.
        You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 if you have any questions.



FirstName LastNameVivid Sehgal                                Sincerely,
Comapany NameDelphi Technologies PLC
                                                              Division of
Corporation Finance
June 5, 2019 Page 2                                           Office of
Transportation and Leisure
FirstName LastName